Room 4561

November 2, 2006

Mr. Stephen R. Head
Chief Financial Officer
Interactive Intelligence, Inc.
7601 Interactive Way
Indianapolis, Indiana 46278

Re: **Interactive Intelligence, Inc.**
        Registration Statement on Form S-3 filed October 23, 2006
        File No. 333-138085

        Form 10-K for the year ended December 31, 2005
        Form 10-Q for the quarter ended June 30, 2006
        Forms 8-K filed April 25, July 25 and October 23, 2006
        File No. 0-27385

Dear Mr. Head:

This is to advise you that we have limited our review of the above filings to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please respond to our comments relating to your reports no later than 10 business days from the date of this letter. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

1.   Please note that the below comments on your reports must be resolved prior to the date of effectiveness of this registration statement.

Form 10-K for the Year Ended December 31, 2005

Critical Accounting Policies and Estimates

2.   Tell us what consideration you have given to including a discussion of your policies for
        accounting for income taxes and stock-based compensation within this section.

Financial Statements

Note 1 – The Company and Significant Accounting Policies

Revenue Recognition, page 41

3.   In your discussion of results of operations on pages 27 and 30 we note your discussion of
        the potential for acceleration of revenue recognition for arrangements containing
        perpetual licenses compared to term licenses. You attribute the increase in product
        revenues between 2003 and 2004 "mainly" to your offering of perpetual licenses
        beginning in 2004 (page 30). Your disclosures on page 27 also suggest that the
        significant increase in product revenues in the fourth quarter of 2005 may have been a
        result of this new recognition model. With regard to your accounting policies for
        recognition of revenue from perpetual licenses, tell us

        ▪   when and by what method you established VSOE for the various elements of your
            perpetual license arrangements (i.e., explain why you believe that the PCS renewal
            rate is substantive); and

        ▪   the amount of perpetual license revenue recognized in each period, by quarter.

4.   We note that for presentation purposes you allocate a portion (page 42) representing a
        majority (page 28) of term license fees to product revenue based on "actual license
        renewal fees." Your disclosures indicate that PCS and unspecified product upgrades are
        included in the term license fee. Tell us how you determined that your allocation of
        revenue between term license products and services is appropriate. In this regard,
        describe in detail why you believe that this allocation is appropriate under Rule 5-
        03(b)(1) of Regulation S-X when GAAP (i.e., SOP 97-2) does not allow for bifurcation
        due to the lack of VSOE. Clarify whether these arrangements contain a separate renewal
        fee for the license and the support services. If so, explain why these renewal fees are a
        reasonable basis for the bifurcation of the fee. Indicate whether the support fee used for
        term licenses correlates to the PCS renewal fee charged for perpetual licenses.

Forms 8-K filed on April 25, July 25 and October 23, 2006

5.   We believe the non-GAAP operating statement columnar format appearing in your Forms 8-K filed on April 25, July 25 and October 23, 2006 may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of Release No. 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a "measure." Please remove that presentation or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Regulation S-K and our Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

Form 10-Q for the Quarter Ended June 30, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10

6.   You disclose on page 13 that service revenues include support and license renewal fees. Clarify whether the license renewal fee is the portion of the term license fee that is allocated to the support services for these arrangements. If so, consider revising this discussion to clearly indicate the nature of this fee. In addition, tell us the consideration you have given to discussing the effects of term and perpetual license fees on your revenues. That is, since the term license fee represents a recurring revenue stream, indicate why you do not discuss and provide a separate analysis of the impact of this stream. For example, you may consider discussing the impact on trends of the one-time revenue effects of perpetual licenses versus the smoothing effects of term licenses.

*   *   *   *

        As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act and Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tamara Tangen at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Lee at (202) 551-3477 with any other questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara Jacobs
Assistant Director

cc: Via Facsimile
        Christine Long
        Baker & Daniels LLP
        600 E. 96th Street, Suite 600
        Indianapolis, Indiana 46240
        Telephone: (317) 569-9600
        Facsimile: (317) 569-4800